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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 11.08.2006
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (August 9, 2006): Actavis submits a request for approval to publish a takeove4r bid of Pliva (enclosed).

2. News release (August 10, 2006): Actavis trebles net profits to EUR 30 million for 2Q 2006 (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Sigurður Snædal Júlíusson hdl.
LOGOS legal services

dw 8/23

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner • Hákon Árnason
Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Jakob R. Möller • Othar Örn Petersen • Pétur Guðmundarson • Ragnar Tómas Árnason

Efstaleiti 5 • IS-103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel:+ 44 20 7920 3000 • Fax: +44 20 7920 3099

ACT

Actavis submits a request for approval to publish a takeover bid of PLIVA

Flokkur: Fyrirtækjafréttir

Actavis Group hf. (ICEX: ACT), the international generic pharmaceuticals company, announces on 9 August 2006, a request for the approval to publish a takeover bid for the acquisition of the pharmaceuticals company PLIVA d.d. Zagreb.

Publishing the takeover bid is subject to approval of the Croatian Financial Services Supervisory

Enquiries

Halldor Kristmannsson, VP of Corporate Communications
+354 535 2325/ +354 840 3425
hkristmannsson@actavis.com

About Actavis

Celebrating its 50th anniversary this year, Actavis is one of the world's leading generic ph specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Ic operations in over 30 countries, with over 10,000 employees. The company's market cap is ε (US$3 billion) and it's listed in the Iceland Stock Exchange. Actavis expects 2006 sales t approximately one-third of these sales coming from the

More information about Actavis can be found at www.actavis.com.

Til baka

creating value in pharmaceuticals

Actavis trebles net profits to EUR30 million in 2Q 2006

Actavis Group ("ACT"), the international generic pharmaceuticals company, announces its results for the second quarter ended 30 June 2006. Sindan, the Romanian oncology business acquired at the end of March, is fully integrated into the Group's accounts from the start of the second quarter.

Highlights -second quarter 2006

- Reported revenue in the second quarter trebled to EUR364.1 (2Q 2005: EUR122.0) and more than doubled in the first half to EUR705.9 (H1 2005: EUR223.8). Underlying revenue growth (at constant exchange rates , based on pro forma numbers[1] from 2005, and including the growth of the businesses acquired in 2005) was 8% for the second quarter and 12% for the first six months
    - Sales in Central & Eastern Europe and Asia ("CEEA") were EUR139.9 million (Q2 2005: EUR81.2), with pro-forma underlying growth of 14% in the quarter and 16% in first 6 months, performing above expectations.
    - Sales in North America were EUR117.4 million, performing above expectations, with pro-forma underlying growth over 2005 of 20% in the quarter and 17% in the first half.
    - Sales in Western Europe, Middle East and Africa were EUR70.3 million, a drop on a pro-forma basis of 10% in the second quarter and 4% in the first six months, performing below expectations.
    - Third party sales of EUR33.0 million were on par with the second quarter 2005, in line with expectations and were up by 21% in the first half.
- EBITDA margin of 21.8% for the second quarter, exceeded management expectations, reflecting better than expected performance in North America and the CEEA division.
- Net profit trebled to EUR30.1 million in the second quarter (Q2 2005: EUR11.3million) and earnings per share (fully diluted) was EUR0.00586, representing an increases of 65.5% in the quarter.
- The Group had 107 product and market launches (63 molecules) in the quarter and 197 for the year as a whole.

	Three months ended 30 June			Six months ended 30 June		
Thousands of Euro	**2Q 2006**	**2Q 2005**	**% Change**	**1H 2006**	**1H 2005**	**% Change**
Total Revenues	364,054	121,989	198.4%	705,933	223,779	215.5%
Total expense	-308,638	-105,409	192.8%	-600,475	-188,328	218.8%
EBITDA	79,386	23,445	238.6%	151,885	48,010	216.4%
EBITDA %	21.8%	19.2%	13.5%	21.5%	21.5%	0.3%
Profit before tax	40,908	16,093	154.2%	80,917	27,765	191.4%
Net profit	30,088	11,291	166.5%	61,946	22,384	176.7%
Diluted earnings per share	0.00586	0.00354	65.5%	0.01188	0.00725	63.9%

Calculation of diluted EPS is in euros and takes full account of preferred shares and their dividend payments.

Actavis President & CEO, Robert Wessman, commented:

"The Group had an excellent first half of the year with performance across most parts of the business exceeding our internal expectations. The strong underlying growth in revenue and the Group's strong EBITDA margin underpins our strategic rationale of building a global business with operations diversified across multiple geographies.

The integration of businesses recently acquired has remained a key focal point and the performance of our North American and the CEEA divisions demonstrates our ability to consolidate our operations quickly and bring them under the Actavis umbrella successfully. We will continue to leverage our strong product pipeline and build upon the growth achieved in the first six months to deliver additional benefits for our shareholders."

[1] **Footnote: Pro forma underlying growth, includes underlying growth of businesses acquired in 2005 and reflects underlying growth of the Group as it is today.**

Financial highlights - 2Q and 1H

Since the second quarter of 2005 Actavis Group has made a number of acquisitions, including Amide Pharmaceuticals, Keri Pharma, Higia, the human generics business of Alpharma and Sindan.

Revenue

Reported revenue grew by 198.4% to EUR364.1 million in the second quarter (2Q 2005: EUR122.0 million) and to EUR705.9 million in the first six months (1H 2005: EUR223.8 million). The underlying growth rate in the second quarter (based on pro forma numbers from 2005 was 8.3% at constant exchange rates and 11.6% for the first half. The strong performance in the North America division continued in the second quarter, as did the performance in the CEEA division. Sales to third parties were in line with expectations but sales in Western Europe below expectations in the quarter.

- Sales in Central & Eastern Europe and Asia ("CEEA") were EUR139.9 million in the quarter (2Q 2005: EUR81.2 million), with 13.5% underlying growth and 15.8% in the first half. Strong growth in the quarter was driven by new product launches and strong sales growth in Ukraine, Russia, the Baltic countries and Central European markets. The oncology business in Romania (acquired in March 2005) registered 39.7% underlying growth over 2005 in the quarter.
- Sales in North American were EUR117.4 million in the quarter, with underlying growth of 20.3% in the second quarter (based on pro forma numbers from 2005, including the acquired businesses of Amide Pharmaceuticals and Human Generics business of Alpharma) and 17.1% in the first half of the year. The main drivers behind the excellent performance were sales of Gabapentin, Ditlazern and Oxycodone,
- Sales in Western Europe, Middle East and Africa division was EUR70.3 million (2Q 2005: EUR3.4 million) with 9.7% negative underlying growth in the second quarter and 4.0% in the first half, based on pro forma numbers. Following the acquisition of the Human Generics Business of Alpharma this segment was created and was added to Actavis sales in Scandinavia. Sales in the German market fell in the quarter due to the mandatory price reductions which were effective 1 May, and due to lower inventory levels held by wholesalers in anticipation of further legislation changes. Sales in the UK and Netherlands were also affected by severe price erosion.
- Third-party sales were EUR33.0 million (2Q 2005: EUR33.3 million), on par with the 2005 in the quarter but with a positive growth of 21.0% in the first half.

Operating expenses

Operating expenses in the second quarter were EUR308.6 million (2Q 2005: EUR105.4million) and EUR600.5 million for 1H (1H 2005: EUR188.3 million).

- Cost of sales as a percentage of total revenue was 56.4% for the second quarter, similar to the previous quarter.
- Sales and marketing expenses as a percent of revenues was 13.6% in the quarter, slightly lower than in the previous quarter, due to the better than expected growth in revenue.
- General and administrative expenses reduced relative to the previous quarter to 9.2% of revenues (Q1 2006: 9.5%), as revenue increased while corporate overheads were held flat.
- R&D expense charged to the P&L was EUR20.3 million (5.6% of total revenues) in the quarter, up from 5.0% of revenues in the previous quarter. For the first six months of 2006, total R&D expense charged to the P&L was EUR37.4 million, which includes cash spending and amortisation of previously capitalised expenses. For the first six months of 2006, total spending on R&D was EUR 45.7 million; out of this, EUR21.9 million were expensed and EUR23.8 million capitalised in line with IFRS standards.

In order to more accurately report the underlying costs of the business, the Group has reclassified certain costs into Costs of Sales. The reported Costs of Sales now includes certain Quality Control costs that were previously consolidated with reported R&D numbers, and the cost of purchasing certain in-licensed products that were previously consolidated with reported sales & marketing numbers. When comparing with the previous quarter, classification is the same.

	Three months ended 30 June		
Thousands of Euro	**2Q 2006**	**1Q 2006**	**% Change**
Total Revenues....................................	364,054	341,879	6.5%
Costs of Goods Sold..............................	205,376	195,362	5%
Sales and Marketing Expenses..................	49,454	46,995	5.2%
Research and Development Expenses..........	20,265	17,115	18.4%
General and Administrative Expenses..........	33,544	32,365	3.6%
Total Operating Expenses......................	**308,638**	**291,836**	**5.8%**

EBITDA

Earnings before interest, tax, exceptional items, depreciation and goodwill amortisation ("EBITDA") more than trebled to EUR79.4 million for the quarter (Q2 2005: EUR23.4 million). For the first half of the year, EBITDA totalled EUR151.9 million (1H 2005: EUR48.0 million). EBITDA margin was 21.8% in the quarter, exceeding management expectations and was 21.5% for the first half overall. The above-expectation level of EBITDA margin reflects the increased contribution from the higher-margin markets of North America and Central, Eastern Europe and Asia.

Net interest and other financial results

Financial expenses totalled EUR14.5 million in 2Q (2Q 2005: EUR0.5 million) and EUR24.5 million in the first half (1H 2005: EUR7.7 million). The main item in financial expenses is the interest expense on the Group's net debt. Net interest expense was EUR11.3 million, increased from EUR 10.2 million in the previous quarter, due to the increase in group borrowing for the acquisition of the Sindan Oncology business in Romania. Financial items also included an exchange loss of EUR3.2 million in the first half, compared to a exchange loss of EUR2.2 million in 1H 2005. The exchange loss was caused by the devaluation of the Turkish Lira against the Euro by over 25% in the second quarter, which led to a revaluation loss on an external Euro-denominated loan of Actavis' Turkish subsidiary.

Profits and Return on Equity

Profit before tax increased by 154.2% to EUR40.9 million in the quarter compared with last year (2Q 2005: EUR16.1 million) and was EUR80.9 million in the first half (1H 2005: EUR27.8 million).

Net profit was EUR30.1 million in the quarter, up 166.5% from the previous year (Q2 2005: EUR11.3m) and was EUR61.9million in the first half (1H 2005: EUR22.4million). Diluted earnings per share ("EPS") were EUR0.00586 in the quarter up 65.5% against Q2 2005 (EUR0.00354). The calculation of diluted earnings per share takes full account of the Preferred Shares and their dividend entitlements.

Return on equity in the second quarter was 12.0% (2Q 2005: 11.5%) and was 12.3% in the first half (1H 2005: 13.4%).

Tax

The Company's tax charge was EUR10.8 million in the second quarter of 2006, and the effective tax rate was 26.5%. For the first six months, the Company's tax charge was EUR19.0million and the effective tax rate was 23.4%. The excellent profit performance in North America, where the business faces an effective tax rate of 41%, has increased the overall tax rate for the Group. This was partly offset by a tax benefit in Malta through the addition of a EUR5.4 million tax asset (Q2 EUR3.7 and in Q1 EUR1.7).

Working Capital

Working capital provided by operating activities was EUR39.9 million in the quarter (Q2 2005: EUR 28.8 million) and EUR 92.1 million for the first half of the year (H1 2005: EUR 53.6 million).

Operating assets/liabilities increased by a net EUR 5.7 million in the quarter (Q2 2005: EUR 15.7 million) as the level of receivables was tightly controlled. For the first half of the year, the net increase in operating assets/liabilities was EUR 62.5 million (HI 2005: EUR 15.7 million). As at June 30 2006, trade receivables were equivalent to 61 days of average sales, a reduction from 68 days at March 31. Inventory turns were over three times for the first half.

Capital expenditures

The total of capital expenditure for the quarter (including R&D) totalled EUR31.8 million, maintaining the investment levels of the previous quarter. Investments in fixed assets were EUR20.3 million in the

quarter (Q2 2005: EUR12.4 million) and EUR 40.6 million for the first six months (1H 2005: EUR 27.9 million). The most significant expenditures were in expanding the US facilities at Totowa (solid dose) and Lincolnton (semi-solid/liquid) as well as expanding and upgrading the facilities in Malta and Iceland. For the full year, Actavis expects total capital expenditure on factories and other fixed assets to be approximately EUR80 million. Net investments in development projects and other intangibles amounted to EUR 12.5 million during the quarter (Q2 2005: EUR6.0m) and EUR 24.8 million during the first half of the year (HI 2005: EUR 10.5 million).

Cash flow
Financing flows during the quarter included outflows of EUR23.3 million for the purchase of own shares in connection with employee incentive programs and EUR41.5 million for repayment of short-term loan facilities. The Group's closing cash balance was EUR76.5 million.

The Group had a net free cash flow of EUR2.4 million in the quarter (Q2 2005: outflow EUR5.4 million). This is an improvement from previous quarter, which had a negative cash flow of EUR37.2 million. For the first half of the year, net free cash outflow was EUR34.8 million (1H 2005: outflow EUR0.6 million).

Balance Sheet
Sindan has been integrated into the Group accounts from April 1, and its assets and liabilities have been classified within the appropriate headings in the balance sheet. These include purchased intangibles of EUR82.2 million and purchased goodwill of EUR34.0 million which have been valued following IFRS guidelines on purchase price accounting.

As of June 30, Actavis had acquired shares in the Croatian pharmaceutical company PLIVA, at a cost of EUR151.2 million which are included within current assets. A corresponding liability for the payment to the vendors has been included within current liabilities. Shortly after quarter-end, Actavis sold the shares to Herkonugil hf, a company acting in concert with Actavis in its bid to acquire full ownership of PLIVA.

During the quarter, the share premium account was reduced by EUR23.3 million through the purchase of own shares. Issuance of management options of EUR37.0 million is accounted for in other reserves

As of June 30, total debt were EUR1,123.1 million, equivalent to EUR1,046.6 million net of cash. The Group's net debt was supported by EUR937 million of net equity, and was equivalent to 3.1 x rolling 12 month EBITDA. In the first six months of the year, the Group increased its long-term debt by EUR147.5 million, primarily to finance the acquisition of Sindan.

2Q and Recent Developments

US portfolio extended
Actavis extended its US portfolio by launching five new products during the quarter. All five products, which range from the treatment of malignant hyperthermia to an anti-platelet used to reduce the risk of blood clots, will be marketed using the Actavis label.

Manufacturing facility in Baltimore to be consolidated into a North Carolina facility
The Group's semi solid and liquid products manufacturing facility in Baltimore, USA will be phased out over the next two years and production will be moved to Lincolnton facility in North Carolina. Actavis currently employs around 250 people in Baltimore and the consolidation of two plants into one is expected to deliver cost synergies of EUR5 million in 2008, which is 10% of the cost base for semi solids and liquid production, EUR14 million are expected in cost synergies in 2009 and onwards. Actavis expects to complete the transfer of production in late 2008. The closure costs have been fully reserved for in the accounts.

Voluntary redundancy program in Serbia
During the quarter Actavis worked to consolidate the Group's business in
Serbia. Improvements have resulted in a stronger infrastructure, higher manufacturing output and a more efficient distribution capability across the region, in addition to a 17% reduction in the work force, through a voluntary redundancy program. These changes were conducted in conjunction with local trade unions and are expected to generate synergies of approximately EUR3 million a year, from 2007.

New Executive Vice President
Steinthor Palsson has been appointed as Executive Vice President of Operations US from 1 August 2006 and will become a member of the Group's Executive Board. Mr. Palsson joined Actavis in April 2002 as the Managing Director for the Group's operations in Malta. He has been responsible for overseeing the complete refurbishment and development of Actavis' new Malta facility over the past four years. Mr. Palsson will be responsible for the four Actavis manufacturing sites in the US.

Shareholder approval of increased shareholding
At a special meeting convened on 25 July, Shareholders authorised the issue of 300 million new shares and authorized the Board of Directors to issue debt of up to EUR525 million that can be converted into equity. This further strengthens Actavis' balance sheet and provides the Group with additional resources with which it can participate in the ongoing trend of industry consolidation.

Divisional Review

Actavis is comprised of four sales and marketing divisions: Its three own-label sales divisions are split geographically between Central & Eastern Europe and Asia; Western Europe, the Middle East and Africa; and North America. The Group's Third-party sales division forms the fourth business stream. The Groups key markets include (based on total sales of finished products) include: North America (34%), Bulgaria (10%), Turkey (8%), Germany (8%), the UK (6%) and Russia, Ukraine and the CIS with 6%. During the first half of the year the Group had a total of 197 product and market launches (92 different molecules/compounds) across the world (not including different strengths and packaging sizes). The most significant new product launches included Fosinopril into Russia, Risperidone by Third Party sales and Ibuprofen suspension (OTC) in North America.

Actavis has one of the broadest portfolios in the generics sector with over 650 products on the market. The Group has an exceptionally strong product pipeline with approximately 300 products currently in its in-house development and registrations, covering 192 molecules. Actavis is expecting to file at least 30 Abbreviated New Drug Applications ("ANDAs") in 2006 and 15 filings were made during the first half of the year.

Central & Eastern Europe and Asia (CEEA), 38% of 2Q revenues and 36% for 1H

Sales in the second quarter grew by 13.5%, at constant exchange rates to EUR139.9 million (2Q 2005 pro forma: EUR126.3 million). Sales were EUR256.4 million for the first half (1H 2005 pro forma: EUR226.3 million). Sindan, the Romanian oncology business acquired earlier in the year made a first time contribution of EUR23.6 million in revenues. The division successfully launched a number of new products during the quarter including; Citalopram, Citerizine, Risperidone, Tamsulosin and Sertraline. The most rapidly growing markets in the quarter compared with 2005 were Ukraine, Central Europe and Baltics reflecting a high number of new product launches in those regions during the period.

Turkey - 22% of the divisional sales in 2Q 2006
Turkey remains the division's largest market with sales amounting to EUR31.4 million in 2Q 2006. Price increases helped to offset the negative exchange rates in May and June 2006. Revenue for 1H 2006 was EUR67.7 million (1H 2005: EUR53.1 million). The highest selling products in 2Q in Turkey were Cravit® (levofloxacin), Oraceftin® (cefuroxime) and Helipak® (clarithormycin/lansoprazol/amoxicillin combi pack).

Russia, Ukraine and CIS - 14% of the divisional sales in 2Q 2006
The region reported a 30.4% increase in sales to EUR19.3 million for 2Q 2006 (2Q 2005: EUR14.8 million). This significant achievement is largely generated by the effective promotion of the branded products Troxevasin® (troxerutinum) and Phezam® (piracetam/cinnarizine combination) and the successful launch of a number of new products including Fosinopril, Risperidone and Lisinopril.

Romania - 16% of the divisional sales in 2Q 2006
Sindan, the Group's recently acquired oncology business, performed strongly with total sales of EUR23.6 million in the quarter. EUR21.8 million were generated within the Romanian market. Mainly driven by strong sales of Paclitaxel and Epirubicin, this is a 39.7% increase over first half of 2005.

Central Europe (Poland, Slovenia, Hungary, Czech Republic and Slovakia) - 7% of the divisional sales in 2Q 2006

Total sales were in line with management expectations and increased to EUR10.0 million (2Q 2005 pro forma: EUR4.9 million). This growth was achieved due to the successful launches of 17 new products including Ramipril, Risperidone, Citalopram and Sertraline in four countries of the region and re-launch of Antabus (disulfiram) in Czech Republic.

Other markets

Of the Group's other markets, Bulgarian is one of the most significant as it represents 6.5% of divisional sales in 1H 2006. In Bulgaria, revenues from the distribution business of Higia (acquired in 2005) are EUR49.0 million in the first half.

Western Europe, Middle East and Africa, 19% of 2Q revenues and 20% for 1H

The division had total sales of EUR70.3 million which were below management expectations due to de-stocking at wholesale levels and price erosion in Germany, UK and Portugal. Twenty products were launched in 2Q (a total of 18 different molecules/compounds) into key markets in the quarter, of which the largest are Tamsulosin, Sertraline and Meloxicam. Of the 20 product and market launches, four were first to market. The division had 49 product and market launches in the first half (a total of 27 different molecules/compounds), of which 19 were first to market.

UK, 31% of the division sales in 2Q

Sales for the quarter were EUR21.7 million, down 9.0% over 2005 on a pro forma basis (including Alpharma), which was due to price erosion on key molecules. Although the market is experiencing significant price erosion, market shares was maintained and during the quarter Actavis has moved in rank from the third place to become the second player in this market. An improved sales mix of products and the re-launch of products vouch for stabilization in the second half of the year. Four new products were launched in the quarter, including Meloxicam and Ondansetron in two pharmaceutical forms and the future pipeline is strong with a number of launches scheduled in the coming months. Performance is in line with management expectations.

Germany, 19% of the division sales in 2Q

Sales for the quarter were EUR13.1 million, down 10.0% on a pro forma basis from 2005 (including Alpharma). The new pharmaceutical legislation in Germany, which came into effect 1 May, had approximately 10% impact on revenue and profitability in the quarter. This legislation obliges pharmaceutical companies to give a 10% rebate on generics to the sick funds, but at the same time bans discounts to pharmacies. Actavis launched two products to the German market in the second quarter, Sumatriptan and Opiramol both of which were launched upon patent expiry. New products were launched under the Actavis brand for the first time.

Nordic region, 38% of the division sales in 2Q

Sales in the Nordic markets were EUR26.7 million, up 1.5% from previous year on a pro forma basis (including Alpharma and Actavis in 2005). The Nordic region is experiencing price erosion on generics, but there was good growth in the region as a result of 14 new products launched in the second quarter, including Terbinafine and Itraconazole into Sweden, Sertraline and Lansoprazole to Finland and Tamsulosin to Denmark. The Nordic markets are enjoying high growth rates in the OTC sector in particular within the Derma segment (Skin care segment).

***North America division* - 32% of the division's sales in 2Q 2006 and 33% for 1H**

The North America division was established in July 2005, when Amide Pharmaceuticals first became part of the Group's accounts. The division now consists of Amide and Alpharma's Human Generics Business in the US, which both now trade under the name of Actavis. Another integration milestone was achieved in early May, with the consolidation of shipping and distribution of the former Amide and Alpharma products into a common facility. Integration of pricing, contract, order management and shipping systems was completed in order to achieve this milestone in a seamless fashion for our US customers.

The North America division continued to show a strong performance throughout the second quarter. The division's revenues were EUR117.4 million and underlying growth on a pro forma basis (including Amide Pharmaceuticals and the Human Generic Business of Alpharma, both acquired in 2005) was 20.3% in the quarter and 17,1% in the first half.

Specific drivers of performance in the quarter included strong contribution from core products, including Diltiazem, Gabapentin, Quinapril Hydrochlorothiazide and Lovastatin, as well as the approval and launch of five new molecules (Dipyridamole, Isradipine, Dantrolene, Amantadine, and Ibuprofen liquid - OTC). The division launched ten new products into the US market in the first half of the year.

The launch of Ibuprofen liquid OTC (in June) was particularly notable, as it represented the first over the counter (OTC) product launch in the market under Actavis' own label and packaging. All future new products will be launched in the Actavis brand and bearing the Actavis label.

Third-party sales - 9% of 2Q revenue and 10% in the 1H

Revenues in the second quarter were in line with management expectations and reached EUR33.0 million, on par with second quarter of 2005 and were EUR71.9 million in the first half, 21.0% up from the first half 2005. Highest selling products include Ramipril, Ciprofloxacin and Citalopram. The division launched four new molecules in the quarter; Granisetron, Risperidone, Sumatriptan and Venlafaxin. A total of six first to market launches were in key markets in the first half.

Germany - 40% of Third-party product sales in 2Q

Germany continues to be the biggest market for the division, with sales of EUR13.1 million during the quarter, up 12.8% from second quarter 2005. The highest selling products were; Ramipril tablets, Ramipril HCT and Citalopram being the highest selling products. The new pharmaceutical legislation in Germany which came into effect on 1 May, is expected to have adverse consequences for the division. Price reductions on some generics have already been encountered which will result in a drop of Actavis' selling prices. This negative effect will be partly compensated by increased sales volumes.

France - 14% of Third-party product sales in 2Q

For the third quarter in a row France was the second largest market, with sales of EUR4.6 million, up 374% from 2Q 2005 and up 20% from Q1 2006. The main products were Ramipril, Paroxetine and Enalapril.

Netherlands - 13% of Third-party product sales (2Q)

The region recorded sales of EUR4.2 million, up 83% from 2Q 2005 and almost double the sales from Q1 2006. The main products are Ciprofloxacin for international distribution, Fosinopril and Citalopram.

Research and Development

The Group has over 650 products on the Group's markets, including 31 oncology products acquired through the acquisition of Sindan in March. In addition, the Group has around 300 products in development and registration.

Product launches

Actavis launched five new products to European markets, all of which were first to market and 10 new products into the US market in the first half of 2006.

The Group launched a total of 107 products to new markets in the second quarter and 197 in the first half, thereof 34 that were first to market. Ten products were launched in North America, 100 in CEEA division, 49 in WEMA division and 38 in the Third party sales division. The Group expects to make over 90 product and market launches in the second half of the year, with a total of over 290 launches for the year as a whole.

Marketing Authorisations (MAs) EU and ROW

A total of 177 Marketing Authorisations were submitted in the first half of the year. The Group received a total of 113 MA approvals in the first half and a total of 320 MAs were ongoing at the end of first half of the year.

ANDA[2] filings

The Group filed 15 ANDA's in the first half of the year and aims to complete a total of 30 filings for the US market in 2006.

In-licensing

---

[2] Abbreviated New Drug Application for the US market

13 contracts were finalised for European markets in the first half of the year and additional 23 are expected to be completed in the second half.

Guidance

In the second half of 2006, Actavis is targeting revenue of EUR685 million and an EBITDA margin averaging 20%. In the third quarter of 2006, the results will be subject to seasonal variations of +/- 5% around this trend line. Including the results of the first half, Actavis expects full year 2006 revenue of EUR1,390 million and an EBITDA margin of approximately 20.5% Strong growth is expected in both the North America and Central and Eastern Europe and Asia division as we continue to integrate recent acquisitions and leverage our strong pipeline of new products. We expect our Third-party Sales and West Europe, Middle East and Africa divisions to continue to be impacted by market pressures in Germany. Overall, Actavis' projection for 2006 represents an underlying growth rate of approximately 10% over 2005 on a pro forma basis at constant exchange rates.

Method of Consolidation

The consolidated financial statements comprise the financial statements of Actavis Group and its subsidiaries.

The Group's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS). Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Group companies are those companies in which the parent company has a controlling financial interest through direct and indirect ownership of a majority voting interest or effective managerial and contractual control. The subsidiaries held or acquired exclusively with a view to subsequent resale are excluded from consolidation and are included as available-for-sale investments and measured at fair value where this can be reliably measured or at cost less impairment losses where fair value cannot be reliably measured. All material intra-group balances, transactions and any unrealised gains from intra-group transactions have been eliminated in consolidation. The equity and net income attributable to minority interests are shown as separate items in the consolidated financial statements.

Auditing

The interim consolidated financial statements have been reviewed by the Group's auditors.

Presentation of the Financial Results

An open meeting for investors, analysts and shareholders will be held at Nordica Hotel in Reykjavik, Iceland, at 8.15 on 11 August. A copy of the presentation will be available on www.actavis.com following the meeting.

Robert Wessman, President and Chief Executive Officer and Mark Keatley, Chief Financial Officer, will host the live Conference Call for analysts and investors at 12.30 GMT/13.30 UK time/8.30 EST, 11 August.

Details are as follows:

US / Canada dial in 1-888-391-3141
International dial in +1 312-470-7151
Password/Conf ID 081106

A presentation accompanying the conference call will be available on Actavis' website at www.actavis.com, in the investor relations section one hour before the call.

Replay:

A replay of the presentation will be available for two weeks. Details are as follows:
US / Canada dial in 1-866-448-5658
International dial in +1 203-369-1192

Actavis' Financial Calendar

Q3 results	9 November 2006
Q4 and annual results	13 March 2007
Q1 results	8 May 2007

Consolidated Statements of Income for the six months ended 30 June

Audited financial statements are in accordance with IFRS

[illegible]	[illegible]		[illegible]		[illegible]		[illegible]	
Net sales	351,224	100.0%	115,720	100.0%	684,280	100.0%	212,678	100.0%
Cost of goods sold	(205,376)	-58.5%	(63,090)	-54.5%	(400,738)	-58.6%	(113,636)	-53.4%
Gross profit	**145,847**	**41.5%**	**52,630**	**45.5%**	**283,542**	**41.4%**	**99,042**	**46.6%**
Other income	12,830	3.7%	6,269	5.4%	21,652	3.2%	11,101	5.2%
Sales and marketing expenses	(49,454)	-14.1%	(20,722)	-17.9%	(96,449)	-14.1%	(34,844)	-16.4%
Research and development expenses	(20,265)	-5.8%	(9,497)	-8.2%	(37,380)	-5.5%	(18,374)	-8.6%
General and administrative expenses	(33,544)	-9.6%	(12,100)	-10.5%	(65,909)	-9.6%	(21,474)	-10.1%
	(90,431)	-25.7%	(36,050)	-31.2%	(178,084)	-26.0%	(63,591)	-29.9%
Profit from operations (EBIT)	**55,416**	**15.8%**	**16,580**	**14.3%**	**105,457**	**15.4%**	**35,451**	**16.7%**
Income / (Loss) from associates	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Financial income/(expenses)	(14,509)	-4.1%	(487)	-0.4%	(24,541)	-3.6%	(7,686)	-3.6%
Profit before tax	**40,908**	**11.6%**	**16,093**	**13.9%**	**80,917**	**11.8%**	**27,765**	**13.1%**
Income tax	(10,821)	-3.1%	(4,802)	-4.1%	(18,971)	-2.8%	(5,381)	-2.5%
Net profit	**30,088**	**8.6%**	**11,291**	**9.8%**	**61,946**	**9.1%**	**22,384**	**10.5%**
Attributable to:								
Equity holders of the Company	29,963	8.5%	10,514	9.1%	61,283	9.0%	20,893	9.8%
Minority interest	124	0.0%	777	0.7%	662	0.1%	1,491	0.7%
Profit for the period	**30,088**	**8.6%**	**11,291**	**9.8%**	**61,946**	**9.1%**	**22,384**	**10.5%**

Balance sheet	30.06.2006	31.12.2005	30.06.2006	31.12.2005
Non-current assets	1,832,787	1,755,077	1,832,787	1,755,077
Current assets	819,245	639,496	819,245	639,496
Total Assets	2,652,033	2,394,573	2,652,033	2,394,573
Stockholders' equity	926,350	997,334	926,350	997,334
Minority interest	10,869	10,695	10,869	10,695
Non-current liabilities	1,199,465	999,688	1,199,465	999,688
Current liabilites	515,349	386,855	515,349	386,855
Total equity and liabilities	2,652,033	2,394,573	2,652,033	2,394,573
Cash flow	**2Q 2006**	**2Q 2005**	**1H 2006**	**1H 2005**
Working capital from operating activities	39,911	28,797	92,052	53,556
Net cash provided by operating activites	34,213	13,052	29,527	37,807
Key ratios	**2Q 2006**	**2Q 2005**	**1H 2006**	**1H 2005**
EBITDA	79,386	23,445	151,885	48,010
EBITDA/revenues	21.8%	19.2%	21.5%	21.5%
EBIT/revenues	15.2%	13.6%	14.9%	15.8%
Earnings per share (EPS)	0.00586	0.00354	0.01188	0.00725
Profit to sale	8.3%	9.3%	8.8%	10.0%
Return on equity (ROE)	12.0%	11.5%	12.3%	13.4%
Equity ratio	0.35	0.57	0.35	0.57
Current ratio	1.59	1.95	1.59	1.95